December 3, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Alliance Holdings GP, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-51952

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Holdings GP, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2015 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed by the Partnership on February 27, 2015.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Coal Reserves, page 42

1.              Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. In future filings please separate your proven reserves from your probable reserves or include a statement that the degree of assurance between these two classes of reserves cannot be readily defined.

Response: We acknowledge the Staff’s comment and we will expand our disclosure in future filings to separate the two classes of reserves as follows.

		Heat Content	Proven and Probable Reserves
		(BTUs per	Pounds S02 per MMBTU					Reserve Assignment		Reserve Control
Operations	Mine Type	pound)	<1.2	1.2-2.5	>2.5	Proven	Probable	Assigned	Unassigned	Owned	Leased
			(tons in millions)

Illinois Basin Operations
Dotiki (KY)	Underground	12,000	—	—	90.4	58.9	31.5	42.0	48.4	30.2	60.2
Warrior (KY)	Underground	12,400	—	—	102.8	79.8	23.0	83.0	19.8	25.1	77.7
Hopkins (KY)	Underground	12,100	—	—	23.1	18.4	4.7	9.2	13.9	4.0	19.1
	/ Surface	11,500	—	—	7.8	7.8	—	7.8	—	7.8	—
River View (KY)	Underground	11,500	—	—	163.0	102.7	60.3	163.0	—	37.7	125.3
Henderson/Union (KY)	Underground	11,500	—	5.7	369.0	119.7	255.0	—	374.7	91.1	283.6
Onton (KY)	Underground	11,750	—	—	42.1	25.0	17.1	42.1	—	0.1	42.0
Sebree (KY)	Underground	11,400	—	—	29.7	12.4	17.3	—	29.7	3.8	25.9
Pattiki (IL)	Underground	11,500	—	—	54.9	45.8	9.1	14.8	40.1	—	54.9
Gibson (North) (IN)	Underground	11,500	0.1	12.1	14.3	19.9	6.6	26.5	—	0.7	25.8
Gibson (South) (IN)	Underground	11,500	1.1	26.8	48.2	62.7	13.4	76.1	—	21.6	54.5
Region Total			1.2	44.6	945.3	553.1	438.0	464.5	526.6	222.1	769.0

Appalachia Operations
MC Mining (KY)	Underground	12,600	7.3	0.5	1.5	7.7	1.6	7.3	2.0	1.5	7.8
Mettiki (MD)	Underground	12,800	—	1.7	3.8	5.3	0.2	5.5	—	—	5.5
Mountain View (WV)	Underground	12,800	—	15.2	8.2	18.1	5.3	17.5	5.9	7.3	16.1
Tunnel Ridge (PA/WV)	Underground	12,600	—	—	83.4	40.0	43.4	83.4	—	—	83.4
Penn Ridge (PA)	Underground	12,500	—	—	56.7	5.8	50.9	56.7	—	—	56.7
Region Total			7.3	17.4	153.6	76.9	101.4	170.4	7.9	8.8	169.5

Total			8.5	62.0	1,098.9	630.0	539.4	634.9	534.5	230.9	938.5

% of Total			0.7%	5.3%	94.0%	53.9%	46.1%	54.3%	45.7%	19.7%	80.3%

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Holdings GP, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Holdings GP, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.